As filed with the Securities and Exchange Commission on September 2, 2009

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 25)

Marvel Entertainment, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

57383T103

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul, Hastings, Janofsky & Walker LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 57383T103	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Isaac Perlmutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 28,887,785
9 SOLE DISPOSITIVE POWER 28,887,785
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,887,785
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.80%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 57383T103	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Object Trading Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 14,622,680
9 SOLE DISPOSITIVE POWER 14,622,680
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,622,680
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.63%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 57383T103	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Isaac Perlmutter Trust 01/28/1993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 28,681,430
9 SOLE DISPOSITIVE POWER 28,681,430
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,681,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.54%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 57383T103	13D	Page 5 of 11 Pages

Explanatory Note: This Amendment No. 25 to Schedule 13D (this “Amendment”) is being filed on behalf of Isaac Perlmutter, Object Trading Corp., a Florida corporation (“Object Trading”) and the Isaac Perlmutter Trust 01/28/1993 (the “Trust”) to amend and supplement the original Schedule 13D, and all amendments thereto, which were filed with the Securities and Exchange Commission on behalf of (1) Zib, Inc., a Florida corporation (“Zib”); (2) the Trust; (3) Object Trading; (4) the Laura & Isaac Perlmutter Foundation Inc.; (5) Isaac Perlmutter; (6) Biobright Corporation; (7) Classic Heroes; Inc.; and (8) Tangible Media, Inc., with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Marvel Entertainment, Inc. (“Marvel”).

Mr. Perlmutter, Object Trading and the Trust are together referred to in this Amendment as the “Reporting Persons.” This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer.

Unchanged.

Item 2. Identity and Background.

Unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Unchanged.

Item 4. Purpose of Transaction

On August 31, 2009, The Walt Disney Company, a Delaware corporation (“Disney”), Maverick Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Disney (“Merger Sub”), Maverick Merger Sub, LLC, a single member Delaware limited liability company and wholly owned subsidiary of Disney (“Merger LLC”), and Marvel, a Delaware corporation, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Disney has agreed to acquire Marvel through a merger of Merger Sub with and into Marvel (the “Merger”), with Marvel to be the surviving corporation in the Merger (the “Surviving Corporation”), which will be followed, immediately after the effective time of the Merger (the “Effective Time”), by a merger of the Surviving Corporation with and into Merger LLC (the “Upstream Merger”), with Merger LLC to be the surviving entity in the Upstream Merger. As a result of the Merger, Marvel will become a wholly owned subsidiary of Disney.

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any shares of the capital stock of Marvel, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any dissenting shares) will be converted into the right to receive (i) $30 in cash (the “Cash Consideration”) and (ii) 0.7452 shares of Disney common stock (the “Exchange Ratio”, and together with the Cash Consideration, the “Merger Consideration”). However, if the aggregate value of the shares of Disney common stock issued pursuant to the Merger, valued as of the closing date of the Merger (the “Total

CUSIP No. 57383T103	Page 6 of 11 Pages

Stock Consideration”) is less than 40% of the sum of the Total Stock Consideration plus the aggregate value of the cash paid to Marvel stockholders pursuant to the Merger (such sum, the “Total Consideration”) then the Exchange Ratio will be increased, and the amount of cash paid per share of Common Stock will be correspondingly decreased, such that the Total Stock Consideration equals 40% of the Total Consideration. For every .0001 increase to the Exchange Ratio, the per-share cash consideration will be reduced by the product of .0001 multiplied by the average of $26.84 and the closing date value of one share of Disney common stock. No fractional shares of Disney common stock will be issued in the Merger.

Immediately prior to the Effective Time, unvested options to purchase Common Stock (including Mr. Perlmutter’s unvested options to purchase 1,264,354 shares of Common Stock) will become fully vested. Holders of all unexercised Marvel stock options outstanding immediately prior to the Effective Time will be entitled to receive a cash payment in an amount equal to the product of (i) the number of Marvel shares subject to the option and (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share subject to the option, less any applicable taxes. Each share of Marvel restricted stock outstanding immediately prior to the Effective Time will vest in full and, as of the Effective Time, entitle the holder to receive the Merger Consideration, less applicable taxes. Immediately prior to the Effective Time, each Marvel restricted stock unit will expire and the holders will be entitled to receive the Merger Consideration for each share of Marvel common stock subject to the unit, less applicable taxes.

The completion of the Merger is subject to various customary conditions, including, among others (i) obtaining the approval of Marvel stockholders, (ii) obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act and certain non-United States merger control regulations, (iii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by Disney and Marvel, respectively, and compliance by Disney and Marvel with their respective obligations under the Merger Agreement and (iv) declaration of the effectiveness by the Securities and Exchange Commission (the “SEC”) of the Registration Statement on Form S-4 to be filed by Disney.

The Merger Agreement is filed as Exhibit 1 to this Amendment and any references to or descriptions of the Merger and the Merger Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, which is incorporated by reference herein in its entirety.

In addition, as an inducement for Disney to enter into the Merger Agreement, Mr. Perlmutter and certain of his affiliates entered into a voting agreement dated as of August 31, 2009 (the “Voting Agreement”). Disney did not pay additional consideration to Perlmutter in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 6 below, which description is incorporated herein by reference in response to this Item 4. The Voting Agreement is filed as Exhibit 2 to this Schedule 13D.

CUSIP No. 57383T103	Page 7 of 11 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows:

(a) and (b) The information contained in rows 11 and 13 of the cover pages for each of the Reporting Persons is incorporated herein by reference. As of August 31, 2009, the Reporting Persons (including all executive officers, trustees and directors set forth in Schedule I) may be deemed to beneficially own, to the best of their knowledge, an aggregate of 28,887,785 shares of Common Stock, representing approximately 36.80% of the shares of Common Stock. The percentage of shares of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Amendment is based upon 78,493,680 shares of Common Stock issued and outstanding as of the close of business on August 28, 2009 as set forth in the Merger Agreement.

By virtue of the proxy granted to Disney pursuant to the Voting Agreement, Disney may be deemed to share the power to vote the shares of Common Stock beneficially owned by the Reporting Persons in accordance with the terms of the Voting Agreement. See the discussion of the Voting Agreement contained in Item 4 hereof.

(b) Mr. Perlmutter holds of record and directly beneficially owns and has the shared direct power to vote and sole power to dispose of 206,355 outstanding shares of Common Stock and Mr. Perlmutter indirectly beneficially owns and has the shared indirect power to vote and sole indirect power to dispose of the 28,681,430 shares of Common stock directly beneficially owned by the Trust, Object Trading and Zib.

The Trust holds of record and directly beneficially owns and has the shared direct power to vote and sole power to dispose of 10,364,105 outstanding shares of Common Stock and the Trust indirectly beneficially owns and has the shared indirect power to vote and sole indirect power to dispose of the 14,622,680 shares of Common Stock directly beneficially owned by Object Trading and the 3,694,645 shares of Common Stock directly beneficially owned by Zib. The Trust is the sole stockholder of Object Trading and Zib.

Each executive officer and director of Object Trading and trustee of the Trust has the shared power to vote and dispose of the respective amounts of Common Stock set forth on Schedule I attached hereto.

Mr. Perlmutter holds options exercisable for 514,354 shares of Common Stock at $25.86 per share, which vest in equal one-third installments on March 2, 2010, March 2, 2011 and March 2, 2012. Mr. Perlmutter also holds options exercisable for 750,000 shares of Common Stock at $23.15 per share, which vest in equal one-third installments on March 23, 2010, March 23, 2011, and March 23, 2012. These options accelerate and become exercisable upon consummation of the Merger. However, pursuant to SEC rules, the shares of Common Stock underlying these options are not reflected in the beneficial ownership numbers and percentages for Mr. Perlmutter, as he does not have the right to acquire this Common Stock within 60 days.

(c) Not applicable.

CUSIP No. 57383T103	Page 8 of 11 Pages

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Concurrent with the execution and delivery of the Merger Agreement, Mr. Isaac Perlmutter, the Trust, Object Trading and Zib (collectively, the “Marvel Stockholders”), entered into a Voting Agreement with Disney (the “Voting Agreement”). Shares of Marvel common stock beneficially owned by the Marvel Stockholders subject to the Voting Agreement (the “Voting Agreement Shares”) constituted 36.8% of the total issued and outstanding shares of Marvel common stock as of August 28, 2009. Pursuant to the Voting Agreement, the Marvel Stockholders have agreed to vote, or cause to be voted, the Voting Agreement Shares in favor of adoption of the Merger Agreement and approval of each of the transactions contemplated thereby. Further, the Marvel Stockholders have agreed to vote against (i) the approval of any alternative business combination transaction or the adoption of any agreement relating to any alternative business combination transaction or (ii) any amendment to Marvel’s certificate of incorporation or bylaws or any other action involving Marvel which would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Marvel contained in the Merger Agreement or of the Marvel Stockholders contained in the Voting Agreement or would in any manner compete with, or interfere with, the Merger.

In the Voting Agreement, the Marvel Stockholders agreed not to, among other things, sell, transfer, pledge, encumber or otherwise dispose of, or enter into any contract, option or other agreement with respect to the transfer of any Voting Agreement Shares, or grant any proxies or options with respect to the Voting Agreement Shares. The Marvel Stockholders have also agreed (i) not to solicit any alternative business combination transaction proposal, or engage in discussions with any person or enter into any agreement with respect to, any alternative business combination transactions, and (ii) not to take any action which makes, or would reasonably be expected to make, any representation or warranty of the Marvel Stockholders in the Voting Agreement untrue or incorrect. The Voting Agreement will terminate upon the earliest to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement in accordance with its terms.

Under the terms of the Voting Agreement, the Marvel Stockholders granted Disney an irrevocable proxy with respect to the Voting Agreement Shares. The irrevocable proxy allows Disney to vote the shares of Voting Agreement Shares in the manner set forth above.

The Voting Agreement is filed as Exhibit 2 to this Amendment and any references to or descriptions of the Voting Agreement are qualified in their entirety by reference to the full text of the Voting Agreement, which is incorporated by reference herein in its entirety.

CUSIP No. 57383T103	Page 9 of 11 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Agreement and Plan of Merger, by and among The Walt Disney Company, Maverick Acquisition Sub, Inc., Maverick Merger Sub, LLC and Marvel Entertainment, Inc., dated as of August 31, 2009 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Walt Disney Company on September 1, 2009).

2	Voting Agreement, dated August 31, 2009, by and among The Walt Disney Company, Marvel Entertainment, Inc., Isaac Perlmutter, Object Trading Corp., Zib, Inc. and the Isaac Perlmutter Trust 01/28/1993 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by The Walt Disney Company on September 1, 2009) .

CUSIP No. 57383T103	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2009

ISAAC PERLMUTTER

/s/ Benjamin Dean, attorney-in-fact for Isaac Perlmutter

OBJECT TRADING CORP.

By:	/s/ Benjamin Dean
Name:	Benjamin Dean
Title:	attorney-in-fact for Object Trading Corp.

ISAAC PERLMUTTER TRUST 01/28/1993

By:	/s/ Benjamin Dean
Name:	Benjamin Dean
Title:	attorney-in-fact for Isaac Perlmutter Trust 01/28/1993

CUSIP No. 57383T103	Page 11 of 11 Pages

SCHEDULE I

EXECUTIVE OFFICERS, TRUSTEES AND DIRECTORS

The name and present principal occupation or employment of each of the executive officers and directors of Object Trading and each Trustee of the Trust are set forth below.

Object Trading Corp.

Name and Positions Held	Present Principal Occupation or Employment	Business Address	Marvel Ownership
Isaac Perlmutter, President and sole Director	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460	28,887,785

Isaac Perlmutter Trust 01/28/1993

Name and Positions Held	Present Principal Occupation or Employment	Business Address	Marvel Ownership
Isaac Perlmutter, Trustee	Chief Executive Officer of Marvel Entertainment, Inc.	P.O. Box 1028 Lake Worth, FL 33460	28,887,785

Laura Perlmutter, Trustee	Investor	P.O. Box 1028 Lake Worth, FL 33460	0

EXHIBIT INDEX

Exhibit No.	Description
1	Agreement and Plan of Merger, by and among The Walt Disney Company, Maverick Acquisition Sub, Inc., Maverick Merger Sub, LLC and Marvel Entertainment, Inc., dated as of August 31, 2009 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by The Walt Disney Company on September 1, 2009).

2	Voting Agreement, dated August 31, 2009, by and among The Walt Disney Company, Marvel Entertainment, Inc., Isaac Perlmutter, Object Trading Corp., Zib, Inc. and the Isaac Perlmutter Trust 01/28/1993 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by The Walt Disney Company on September 1, 2009).